

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-mail</u>
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:** **Chuy's Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 17, 2012**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated December 12, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. In your next amendment, please revise to provide all the information that may not be excluded pursuant to Rule 430A.

Our Business Strengths, page 2

2. Please revise to remove the qualitative statement that you provide the "highest quality food" as you have not substantiated the statement. Also explain what you mean by the term "prototype kitchens" in the second-to-last sentence of the first paragraph. If you only have no walk-in freezers in some of your kitchens, please clarify.

Deep Rooted and Inspiring Company Culture, page 3

3. We note that you believe you have a low annual employee turnover rate. Please revise to provide context for this statement by providing comparative disclosure or remove the statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 47

Thirteen Weeks Ended March 25, 2012 Compared to Thirteen Weeks Ended March 27, 2011, page 48

4. We note from the top of page 49 the amounts of stock compensation expense you expect to recognize in connection with option issuances during the second and third quarters of 2012. Please revise to indicate the total amount of compensation expense you expect to incur as a result of these option issuances.

Business, page 61

Restaurant Industry Overview, page 70

5. Please revise to remove the reference to the percentage of U.S. food expenditures spent in restaurants in 1955 and the compound annual growth rate since 1970 on page 71 as the disclosures do not appear to aid the investors' understanding of the current market.

Executive and Director Compensation, page 82

Bonus Compensation, page 84

Performance-Based Bonus, page 84

6. We note your disclosure on page 85 that 80% of your performance bonuses for fiscal year 2011 were determined based on Company Adjusted EBITDA. Please revise to quantify all company-wide performance targets and the company's actual results as compared to those targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Description of Capital Stock, page 101

General, page 101

7. We note your disclosure on page 5 that on April 6, 2012 you repurchased approximately
    $22.4 million of your common stock, series A preferred stock, series B preferred stock
    and series X preferred stock. Please revise your disclosure here, and throughout, as
    necessary, to update the number of issued and outstanding shares of your capital stock.

Report of the Independent Registered Public Accounting Firm, page F-2

8. Please revise to remove the restrictive legend that precedes the report of the independent
    registered public accounting firm prior to the planned effectiveness of this registration
    statement on Form S-1. Also, please revise to indicate the report date and the date for the
    disclosures included in Note 17 to the audited financial statements. The consent of the
    independent registered accountant should also be revised to indicate the report date and
    effective date of the stock split.

Financial Statements, page F-1

9. Please revise the financial statements and all related disclosures throughout the
    registration statement to give retroactive effect of the reverse stock split as required by
    SAB Topic 4:C and ASC 260-10-55-12.

Consolidated Balance Sheets, page F-3

10. We note from page 5 that subsequent to the most recent balance sheet date, $22.4 million
    of preferred and common stock was repurchased by the company. In this regard, it is
    staff position that material reductions in equity, such as the repurchase of the preferred
    and common stock on April 6, 2012, should be reflected in a pro forma condensed
    consolidated balance sheet presented alongside your historical condensed consolidated
    balance sheet as of the most recent period presented in the consolidated financial
    statements. Please revise accordingly.

Consolidated Statements of Income, page F-4

11. Please revise your statements of income to disclose pro forma earnings per share for the
    latest fiscal year and subsequent interim period presented in your financial statements
    giving effect to the conversion of your various categories of preferred shares into
    common shares in connection with your planned public offering.

12. Please revise your statements of income for the latest fiscal year and subsequent interim
    period presented to disclose adjusted pro forma earnings per share giving effect to the
    number of shares whose proceeds in excess of current year earnings would be required to

> fund the $19 million dividend payment and $2 million termination fee paid to the Sponsor in connection with the offering.

Notes to Consolidated Financial Statements, page F-7
11. Stock-Based Compensation, page F-19

13. Please revise Note 11 to disclose the estimated fair value of your common shares at December 25, 2011 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 25, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Charles T. Haag, Esq.
        Jones Day